Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 28, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
(In millions except ratios)
EARNINGS:
Income from continuing operations before income taxes	$5,869	$11,809	$11,458	$14,207	$8,902	$7,525
Fixed charges	270	486	505	792	422	513
Less:
Capitalized interest, net	(1)	(1)	(1)	(1)	(4)	(7)
Equity (income) loss — net of dividends	(132)	(426)	(269)	(671)	(359)	1,128
Adjusted earnings	$6,006	$11,868	$11,693	$14,327	$8,961	$9,159
FIXED CHARGES:
Gross interest incurred	$225	$398	$418	$734	$359	$445
Interest portion of rent expense	45	88	87	58	63	68
Total fixed charges	$270	$486	$505	$792	$422	$513
Ratios of earnings to fixed charges	22.2	24.4	23.2	18.1	21.2	17.9
As of June 28, 2013, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain variable interest entities, in the amount of $644 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount in the above table does not include interest expense associated with unrecognized tax benefits.